UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2015 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 000-24385
NOTIFICATION OF LATE FILING	CUSIP NUMBER 807864 103

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: April 27, 2013
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
School Specialty, Inc.
Full Name of Registrant
Former Name if Applicable W6316 Design Drive
Address of Principal Executive Office (Street and Number) Greenville, Wisconsin 54942

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

School Specialty, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended April 27, 2013 (the “Form 10-K”). On January 28, 2013, the Company and certain of its subsidiaries (the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware, jointly administered as Case No. 13-10125 (KJC) under the caption “In re School Specialty, Inc., et al.” (the “Chapter 11 Cases”).  The Debtors continued to operate their business as “debtors-in-possession” under the jurisdiction of the bankruptcy court and in accordance with the applicable provisions of Chapter 11 and orders of the bankruptcy court.  On May 23, 2013, the bankruptcy court entered an order confirming the Debtors’ Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, and a corrected copy of such order was entered by the Bankruptcy Court on June 3, 2013 (the “Reorganization Plan”).  The Reorganization Plan became effective on June 11, 2013.

During the pendency of the Chapter 11 Cases, and since the date of the Company’s emergence from bankruptcy pursuant to the Reorganization Plan, in addition to preparing the Form 10-K, the Company’s management team and other finance and accounting personnel were required to devote significant time and attention to matters relating to and the preparation of certain materials required in connection with the Chapter 11 Cases and the Reorganization Plan.  Due to the complexities of these various efforts and the effect of the Chapter 11 Cases and the Reorganization Plan on the Company’s consolidated financial statements and related disclosure, the Company is unable to complete the preparation of its consolidated financial statements and related disclosures to be included in the Form 10-K to have them properly certified by its principal executive officers and audited by its independent registered public accounting firm in order to timely file the Form 10-K. Consequently, the Company was not able to timely file the Form 10-K due on July 26, 2013, without unreasonable effort or expense. The Company expects to file the Form 10-K on or before August 12, 2013.

PART IV — OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

David N. Vander Ploeg	920	882-5854
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

Yes    ☒  No    ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒  No     ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss in fiscal 2013 of approximately $148 million, which is approximately $13 million greater than the net loss reported for fiscal 2012.  The primary items contributing to the year over year increase in the net loss are estimated as follows:

•

$19 million decline in gross profit related primarily to a decline in revenues;

•

$27 million of pre- and post-petition bankruptcy-related costs including legal and advisory services and debtor-in-possession financing costs;

•

$10 million of expenses related to loss on early extinguishment of pre-petition debt; and

•

$26 million of expenses related to early termination fees associated with the default under its term loan.

The increased net loss attributable to the above items has been partially offset by decreases in impairment charges of approximately $61 million and approximately $8 million of selling, general and administrative expense savings.

As noted above, on January 28, 2013 the Company and certain of its subsidiaries filed the Chapter 11 Cases.  The Chapter 11 Cases were filed in response to an environment of ongoing declines in school spending and a lack of sufficient liquidity, including trade credit provided by the Debtors’ vendors, to permit the Debtors to pursue their business strategy to position the School Specialty brands successfully for the long term. As part of the Chapter 11 Cases, the Debtors developed and implemented a Reorganization Plan that met the standards for confirmation under the Bankruptcy Code. The Reorganization Plan will materially alter for future periods the classifications and amounts reported in the Company’s consolidated financial statements to be included in the Form 10-K, which do not give effect to any adjustments to the carrying values of assets or amounts of liabilities that might be necessary as a consequence of confirmation of the Reorganization Plan or the effect of any operational changes that may be implemented.

Statement Concerning Forward-Looking Statements

Any statements made in this notification of late filing about future financial condition, results of operations, expectations, plans, or prospects, including the expected fiscal 2013 net loss and factors contributing to such net loss, constitute forward-looking statements. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” and/or similar expressions. These forward-looking statements are based on the Company’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by the forward-looking statements because of a number of factors, including the factors described in Item 1A. in Part II. of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended January 26, 2013 and Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended April 28, 2012, which factors are incorporated herein by reference. Except to the extent required under the federal securities laws, the Company does not intend to update or revise the forward-looking statements.

                    School Specialty, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July 29, 2013                           By  /s/ David N. Vander Ploeg
David N. Vander Ploeg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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